UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO 240.13d-2(a)

Under the Securities Exchange Act of 1934

Acadia Healthcare Company, Inc.

(Name of Issuer)

Common Stock, par value

$0.01 per share

(Title of Class of Securities)

00404A109

(CUSIP Number)

Bain Capital Investors, LLC

John Hancock Tower

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00404A109	Page 2 of 17 Pages

1.	Names of reporting persons Bain Capital Fund VIII, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO - other
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,981,551 Shares
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,981,551 Shares
11.	Aggregate amount beneficially owned by each reporting person 4,981,551 Shares
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 6.92%
14.	Type of reporting person OO - Other

CUSIP No. 00404A109	Page 3 of 17 Pages

1.	Names of reporting persons Bain Capital VIII Coinvestment Fund, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO - other
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 655,626 Shares
	9.	Sole dispositive power 0
	10.	Shared dispositive power 655,626 Shares
11.	Aggregate amount beneficially owned by each reporting person 655,626 Shares
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0.91%
14.	Type of reporting person OO - Other

CUSIP No. 00404A109	Page 4 of 17 Pages

1.	Names of reporting persons BCIP Associates - G
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO - other
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,840 Shares
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,840 Shares
11.	Aggregate amount beneficially owned by each reporting person 1,840 Shares
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) less than 0.01%
14.	Type of reporting person OO - other

CUSIP No. 00404A109	Page 5 of 17 Pages

1.	Names of reporting persons BCIP Associates III, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO - other
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 111,451 Shares
	9.	Sole dispositive power 0
	10.	Shared dispositive power 111,451 Shares
11.	Aggregate amount beneficially owned by each reporting person 111,451 Shares
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0.16%
14.	Type of reporting person OO - other

CUSIP No. 00404A109	Page 6 of 17 Pages

1.	Names of reporting persons BCIP T Associates III, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO - other
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 50,580 Shares
	9.	Sole dispositive power 0
	10.	Shared dispositive power 50,580 Shares
11.	Aggregate amount beneficially owned by each reporting person 50,580 Shares
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0.07%
14.	Type of reporting person OO - other

CUSIP No. 00404A109	Page 7 of 17 Pages

1.	Names of reporting persons BCIP Associates III-B, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO - other
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 15,258 Shares
	9.	Sole dispositive power 0
	10.	Shared dispositive power 15,258 Shares
11.	Aggregate amount beneficially owned by each reporting person 15,258 Shares
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0.02%
14.	Type of reporting person OO - other

CUSIP No. 00404A109	Page 8 of 17 Pages

1.	Names of reporting persons BCIP T Associates III-B, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO - other
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,108 Shares
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,108 Shares
11.	Aggregate amount beneficially owned by each reporting person 3,108 Shares
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) less than 0.01%
14.	Type of reporting person OO - other

CUSIP No. 00404A109	Page 9 of 17 Pages

1.	Names of reporting persons CRYSTAL NAVY S.À.R.L, U.S. BRANCH
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO - other
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Luxembourg
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 26,703 Shares
	9.	Sole dispositive power 0
	10.	Shared dispositive power 26,703 Shares
11.	Aggregate amount beneficially owned by each reporting person 26,703 Shares
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0.04%
14.	Type of reporting person OO - other

CUSIP No. 00404A109	Page 10 of 17 Pages

1.	Names of reporting persons RGIP, LP
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO - other
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 14,859 Shares
	9.	Sole dispositive power 0
	10.	Shared dispositive power 14,859 Shares
11.	Aggregate amount beneficially owned by each reporting person 14,859 Shares
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0.02%
14.	Type of reporting person PN

ITEM 1.	SECURITIES AND ISSUER

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of the Issuer. The address of the Issuer’s principal executive offices is at 830 Crescent Centre Drive, Suite 610, Franklin, Tennessee 37067.

ITEM 2.	IDENTITY AND BACKGROUND

(a) – (b)	This statement is being filed by the following persons (collectively, the “Reporting Persons”): Bain Capital Fund VIII, LLC, a Delaware limited liability company (“Fund VIII”), Bain Capital VIII Coinvestment Fund, LLC, a Delaware limited liability company (“Coinvestment Fund VIII”), BCIP Associates – G, a Delaware general partnership (“Associates – G”), BCIP Associates III, LLC, a Delaware limited liability company (“BCIP III”), BCIP T Associates III, LLC, a Delaware limited liability company (“BCIP T III”), BCIP Associates III-B, LLC, a Delaware limited liability company (“BCIP III-B”), BCIP T Associates III-B, LLC, a Delaware limited liability company (“BCIP T III-B”), and Crystal Navy S.à.r.l., U.S. Branch, the U.S. Branch of a société à responsabilité limitée incorporated and existing under the laws of the Grand Duchy of Luxembourg (“Crystal Navy,” and collectively with Fund VIII, Coinvestment Fund VIII, Associates – G, BCIP III, BCIP T III, BCIP III-B and BCIP T III-B, the “Bain Capital Entities”), and RGIP, LP, a Delaware limited partnership (“RGIP”) pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”).

The principal business address of each of the Bain Capital Entities is c/o Bain Capital Investors, LLC, John Hancock Tower, 200 Clarendon Street, Boston, MA 02116. The principal business address of RGIP is c/o Ropes & Gray LLP, Prudential Tower, 800 Boylston St., Boston, MA 02199.

Bain Capital Investors, LLC (“BCI”) is the sole general partner of Bain Capital Partners VIII, L.P., which is the sole member of both (i) Bain Capital Fund VIII, L.P., the sole member of Fund VIII and (ii) Bain Capital VIIII Coinvestment Fund, L.P., the sole member of Coinvestment Fund VIII. BCI is also the managing partner of (i) Associates – G, (ii) BCIP Associates III, which is the manger of both BCIP Associates and BCIP T Associates and (iii) BCIP Associates III-B, which is the manager of both BCIP Associates III-B and BCIP T Associates III-B. BCI is also the general partner of Bain Capital (CR) L.P., a Cayman Islands exempted limited partnership, which wholly owns Crystal Navy. RGIP GP, LLC is the general partner of RGIP, LP.

The Reporting Persons have entered into a joint filing agreement dated February 23, 2015 and are making this single, joint filing pursuant to Rule 13d-1(k).

(c)	Each of the Reporting Persons is principally engaged in the business of investment in securities.

(d) – (e)	During the five years preceding the date of this filing, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On February 11, 2015, the Issuer completed its merger with CRC Health Group Inc., pursuant to an Agreement and Plan of Merger, dated as of October 29, 2014 (the “Merger Agreement”) among the Issuer, Copper Acquisition Co., Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer and CRC Health Group, Inc., a Delaware corporation. Prior to the consummation of the transactions contemplated by the Merger Agreement, the Reporting Persons collectively owned a majority of the issued and outstanding common stock of CRC Health Group, Inc. Pursuant to the Merger Agreement, Copper Acquisition Co., Inc. merged with and into CRC Health Group, Inc., (the “Merger”) as a result of which the Issuer became the sole stockholder of the surviving entity.

Pursuant to the Merger Agreement, each share of CRC Health Group, Inc. at the effective time of the Merger was exchanged at the exchange ratio specified in the Merger Agreement for a portion of aggregate share consideration in the Issuer.

Shares held by Crystal Navy were acquired upon conversion of warrants in connection with the Merger.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4	PURPOSE OF TRANSACTION

The Merger Agreement, which is further described in Item 3 above provides that a member of the Issuer’s Board of Directors (the “Board”) may be appointed by certain of the Bain Capital Entities.

In their capacity as significant stockholders of the Issuer, the Reporting Persons intend to take an active role in working with the Issuer’s management on operational, financial and strategic initiatives. The Reporting Persons review and intend to continue to review, on an ongoing and continuing basis, their investment in the Issuer. Depending upon the factors discussed below and subject to applicable law and the agreements described in Item 6 below, the Reporting Persons may from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of their securities of the Issuer. Any transactions that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors.

Other than as described above, the Reporting Persons currently have no plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Persons may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with their advisors, the Issuer or other persons, including the other parties to the Stockholders Agreement).

ITEM 5	INTEREST IN SECURITIES OF THE ISSUER

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a) – (b)	Amount beneficially owned as of the date hereof: (i) 4,981,551 shares of Common Stock are held by Fund VIII; (ii) 655,626 shares of Common Stock are held by Coinvestment Fund VIII; (iii) 1,840 shares of Common Stock are held by Associates – G; (iv) 111,451 shares of Common Stock are held by BCIP III; (v) 50,580 shares of Common Stock are held by BCIP T III; (vi) 15,258 shares of Common Stock are held by BCIP III-B ; (vii) 3,108 shares of Common Stock are held by BCIP T III-B; (viii) 26,703 shares of Common Stock are held by Crystal Navy; and (ix) 14,859 shares of Common Stock are held by RGIP.

The Reporting Persons, other than Crystal Navy, entered into the Stockholders Agreement, which is further described in Item 6 below. By virtue of the Stockholders Agreement, the Reporting Persons and the other parties to the Stockholders Agreement listed below may be deemed to be a “group” within the meaning of Rule 13d-5 under the Act.

WCP	Acadia Management

Waud Capital Partners II, L.P.	Joey A. Jacobs

Waud Capital Partners QP II, L.P.	The Jeremy Brent Jacobs GST Non-Exempt Trust u/a/d 04/26/2011

WCP FIF II (Acadia), L.P.	The Scott Douglas Jacobs GST Non-Exempt Trust u/a/d 04/26/2011

Waud Capital Partners III, L.P.	Brent Turner

Waud Capital Partners QP III, L.P.	The Elizabeth Grace Turner 2011 Vested Trust

WCP FIF III (Acadia), L.P.	The William Jesse Turner 2011 Vested Trust

Waud Capital Affiliates II, LLC	Ronald M. Fincher

Waud Capital Affiliates III, LLC	The Ras W. Fincher II Trust u/a/d 9/13/11

Waud Family Partners, L.P.	The Morgan M. Fincher Trust u/a/d 9/13/11

Reeve B. Waud 2011 Family Trust	The Cody C. Fincher Trust u/a/d 9/13/11

Waud Capital Partners, LLC	Jack E. Polson

Crystal Cove LP	The Jack E. Polson Family 2013 Grantor Retained Annuity Trust

Reeve B. Waud	Christopher L. Howard

Melissa Waud	Danny E. Carpenter

Robert W. Swinson

Fred T. Dodd, Jr.

Randall P. Goldberg

Each of the Reporting Persons hereby disclaims beneficial ownership of any shares of Common Stock beneficially owned by any of the other Reporting Persons or any other person, and does not affirm membership in a “group” with any of the Reporting Persons or any other person, and this Schedule 13D shall not be construed as an acknowledgment that any of the Reporting Persons beneficially owns any shares of Common Stock beneficially owned by any of the other Reporting Persons or any other person or is a member of a group with any Reporting Person or any other person. The Reporting Persons have been advised that, as of February 11, 2015, (i) 2,212,746 shares of Common Stock are beneficially owned by members of the Issuer’s current and former management and (ii) 11,788,476 shares of Common Stock are held by certain affiliates of Waud Capital Partners, L.L.C. (“WCP”).

(c)	Except as described in this Schedule 13D, neither any Reporting Person nor, to any Reporting Person’s knowledge (i) any executive officer or director of such Reporting Person; (ii) any person controlling of such Reporting Person; or (iii) any executive officer or director of any corporation or other person ultimately in control of such Reporting Person, has effected any transactions in shares of the Common Stock during the last sixty days.

(d) – (e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Stockholder’s Agreement

The Reporting Persons, other than Crystal Navy, entered into an Amended and Restated Stockholders Agreement (the “Stockholders Agreement”) with the Issuer, certain affiliates of WCP and certain members of the Issuer’s current and former management on October 29, 2014. The Stockholders Agreement became effective on February 11, 2015 in connection with the closing of the Merger. The members of the Issuer’s current and former management and the Reporting Persons party to the Stockholders Agreement agreed to vote their shares of Common Stock (and any other voting securities of the Issuer over which they have voting control) in favor of a nominee to the Board to be designated by the affiliates of WCP party to the Stockholders Agreement in accordance with the terms thereof.

Pursuant to the Merger Agreement, which is further described in Item 3 above, a member of the Board was appointed by certain of the Bain Capital Entities (the “Bain Director”) effective as of the closing of the Merger. The Stockholders Agreement provides that if the Bain Director ceases to serve as a member of the Board prior to the expiration of the term to which the Bain Director was appointed, the resulting vacancy on the Board shall be filled by a representative appointed by certain of the Bain Capital Entities.

Pursuant to the Stockholders Agreement, certain of the Bain Capital Entities agreed that until such time as they and their affiliates no longer beneficially own any shares of the Common Stock, certain of the Bain Capital Entities shall not (i) make certain acquisitions of the Commons Stock, (ii) participate in certain proxy solicitations or stockholders proposals, (iii) enter into certain merger and acquisition agreements or (iv) publicly disclose any intention, plan or arrangement that is inconsistent with provisions (i)-(iii).

Registration Rights Agreement

The Reporting Persons entered into a Second Amended and Restated Registration Rights Agreement (as amended on February 11, 2015, the “Registration Rights Agreement”) with the Issuer, certain affiliates of WCP and certain members of the Issuer’s management on October 29, 2014. The Registration Rights Agreement became effective on February 11, 2015 in connection with the closing of the Merger. Pursuant to the Registration Rights Agreement, certain of the Bain Entities may from time to time request registration under the Securities Act of 1933 of all or any portion of the Common Stock.

The summaries of the Stockholders Agreement and the Registration Rights Agreement and the related amendment thereto contained in this Item 6 are qualified in their entirety by reference to the Stockholders Agreement and the Registration Rights Agreement and the related amendment thereto, each of which is filed as exhibit hereto and incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01:	Joint Filing Agreement by and among the Reporting Persons, dated as of February 23, 2015.

Exhibit 7.02:	Amended and Restated Stockholders Agreement, dated as of October 29, 2014, by and among the Company and each of the stockholders named therein (incorporated by reference to Exhibit 4.1 to the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on October 30, 2014).

Exhibit 7.03:	Second Amended and Restated Registration Rights Agreement, dated as of October 29, 2014, by and among the Company and each of the parties named therein (incorporated by reference to Exhibit 4.2 to the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on October 30, 2014).

Exhibit 7.04	Amendment to Second Amended and Restated Registration Rights Agreement, dated as of February 11, 2015, by and among the Company and each of the parties named therein (incorporated by reference to Exhibit 4.6 to the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on February 12, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2015

Bain Capital Fund VIII, LLC
By:	Bain Capital Fund VIII, L.P.., its sole member
By:	Bain Capital Partners VIII, L.P., its general partner
By:	Bain Capital Investors, LLC, its general partner

By:	/s/ Christopher Gordon
Name: Christopher Gordon
Title: Managing Director

Bain Capital VIII Coinvestment Fund, LLC
By:	Bain Capital VIII Coinvestment Fund, L.P., its sole member
By:	Bain Capital Partners VIII, L.P., its general partner
By:	Bain Capital Investors, LLC, its general partner

By:	/s/ Christopher Gordon
Name:	Christopher Gordon
Title:	Managing Director

BCIP Associates - G
By:	Bain Capital Investors, LLC, its managing partner

By:	/s/ Christopher Gordon
Name:	Christopher Gordon
Title:	Managing Director

BCIP Associates III, LLC
By:	BCIP Associates III, its manager
By:	Bain Capital Investors, LLC, its managing partner

By:	/s/ Christopher Gordon
Name:	Christopher Gordon
Title:	Managing Director

BCIP T Associates III, LLC
By:	Bain Trust Associates III, its manager
By:	Bain Capital Investors, LLC, its managing partner

By:	/s/ Christopher Gordon
Name:	Christopher Gordon
Title:	Managing Director

BCIP Associates III-B, LLC
By:	BCIP Associates III-B, its manager
By:	Bain Capital Investors, LLC, its managing partner

By:	/s/ Christopher Gordon
Name:	Christopher Gordon
Title:	Managing Director

BCIP T Associates III-B, LLC
By:	BCIP Trust Associates III-B, its manager
By:	Bain Capital Investors, LLC, its managing partner

By:	/s/ Christopher Gordon
Name:	Christopher Gordon
Title:	Managing Director

CRYSTAL NAVY S.À.R.L, U.S. BRANCH

By:	/s/ Gregory Dulgarian
Name:	Gregory Dulgarian
Title:	Authorized Signatory

RGIP, LP
By:	RGIP GP, LLC, its general partner

By:	/s/ Ann L. Milner
Name:	Ann L. Milner
Title:	Managing Member